Mail Stop 3561

April 16, 2008

Bradford R. Rich
Chief Financial Officer
SkyWest, Inc.
444 South River Road
St. George, UT 84790

> **Re:** **SkyWest, Inc.**
> **File No. 000-14719**
> **Form 10-K: For the Fiscal Year Ended December 31, 2007**

Dear Mr. Rich:

  We have reviewed the above referenced filing and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 31, 2007

Item 6. Selected Financial Data

Quarterly Financial Data, page 32

1. In future filings, please provide selected quarterly financial data for each full quarter within the <u>two</u> most recent fiscal years. Refer to the requirements of Item 302(A)(1) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Aircraft Leases, page 35

2. We note that you are a party to 287 aircraft leases – all of which have been classified as operating leases based upon certain estimates regarding the economic useful lives and the fair values of the underlying assets. However, we also note from your disclosure in the risk factor section of your filing (i.e., page 18) that your aircraft leases have remaining terms ranging from one to 18 years. Given that Footnote 1 to your financial statements indicates that aircraft and rotable spares are depreciated over a useful life of 10 to 18 years, it appears that the terms of certain of your aircraft lease agreements may have been equivalent to or exceeded 75% of the estimated useful life of the leased property (as defined in paragraph 5(g) of SFAS No. 13). In this regard, please tell us how you have determined that none of your aircraft leases should be accounted for as capital leases pursuant to paragraph 7(c) of SFAS No. 13.

Results of Operations, page 36

3. We note your presentation of passenger breakeven load factor and yield per revenue passenger mile. Given that 98% of your ASMs were generated by your contract-rate flying, revenues from which appear to be largely unrelated to the actual volume of passengers carried, it is not clear why passenger breakeven load factor or yield per revenue passenger mile is relevant or useful to your investors. Please revise to eliminate these disclosures or advise, as appropriate.

4. We note that your passenger revenues are comprised of various components such as contract-rate payments, which include reimbursement of controllable and pass-through costs and a margin component, and pro-rate amounts. We also note that certain expense categories are impacted by cost reimbursements. To more clearly present the effects of changes in these revenue components on your results of operations, we believe you should consider separate disclosure of these amounts, preferably in a table. In addition, please consider detailing the related cost categories to show the effects of reimbursements (for example, gross fuel cost, fuel reimbursements, and a sub-total for net fuel cost).

5. The cost categories included in the table on page 38 differ from those presented on your income statement. While we understand from your disclosure that maintenance expense on page 38 excludes salaries, wages, and benefits, it is not clear why you present these personnel costs differently here. It is also not clear why other cost categories are presented differently from the income statement. As the results of operations portion of MD&A is intended to discuss and analyze the line items from the financial statements, please revise your presentation here

and on the income statement to be on a consistent basis. When determining the basis on which you chose to present income statement line items in the future, please evaluate the consistency of presenting information by function or by nature, as your current presentation appears to be partially by function (e.g., aircraft costs and maintenance) and partially by nature (e.g., salaries, wages, and benefits, and fuel). Notwithstanding your conforming of the income statement and MD&A, we encourage you to provide additional detail on sub-categories of costs in MD&A to the extent material and useful to investors. For example, if you chose to present maintenance expense including salaries, wages, and benefits and believe discussion of salaries, wages, and benefits on a stand-alone basis would also be useful, we encourage you to discuss and analyze it supplementally with appropriate disclosure indicating that the costs are included in various income statement line items.

6. You discuss and analyze operating costs primarily on a per ASM basis. However, certain of your operating costs are not driven by ASMs. For example, aircraft costs are driven by fleet size, rental rates, and purchase prices, maintenance costs are largely driven by the timing and cost of maintenance events, and interest costs are driven by principle balances and borrowing rates. While we do not object to supplemental disclosure of cost per ASM such as that included in the table on page 38, we do not believe your discussion and analysis of non ASM-driven cost categories should be on an ASM basis. Instead, your discussion and analysis of results of operations should be based on the factors actually affecting specific cost categories. Please review all of your cost categories and revise to ensure disclosure is focused on actual cost drivers.

7. A significant portion of your results of operations disclosure is dedicated to stating, in narrative text form, dollar and percentage changes in accounts, some of which is already included in tables. In addition, while you discuss certain factors to which changes are attributable, you do not quantify a large number of these factors nor analyze the underlying business reasons for the changes. For example, other airline expenses increased in 2007, but you do not quantify the factors causing the increase nor analyze the underlying reasons for the change. We believe your disclosures could be improved and made much more user-friendly and clear by:

- increasing the use of tables to present dollar and percentage changes in accounts, rather than including such information in narrative text form;
- using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
- refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
- ensuring that all material factors are quantified and analyzed; and
- quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

Significant Commitments and Obligations, page 43

8. As the table of contractual obligations is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of your interest payments. If you elect to include estimated interest payments, you may determine the appropriate methodology to estimate such amounts. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used to estimate such amounts. To the extent interest payments are excluded from the table, we believe it would be beneficial to disclose the significant contractual terms of the debt, as well as any other additional information that is material to an understanding of these future cash flows. In future filings, please i) revise your table to reflect the expected cash outflows associated with your future interest payments or ii) include a footnote to your table that provides sufficient information regarding the interest rates attributable to your debt, such that an investor can assess the cash flow impact of your future interest payments.

Item 8. Financial Statements

Consolidated Balance Sheets, page 48

9. Please tell us why prepaid aircraft rents are significant in relation to annual aircraft costs.

10. Please explain to us the nature of and accounting for your deferred aircraft credits. In your response, please provide example journal entries typically recorded upon the receipt and use of credits received for both leased and purchased aircraft. Please also tell us how the receipt and use of credits is reflected in your cash flow statements.

Notes to Consolidated Financial Statements

(1) Nature of Operations and Summary of Significant Accounting Policies

Maintenance, page 56

11. You state that maintenance costs under third-party contracts are recognized pursuant to the terms of the contract. Please clarify your disclosure to state specifically when the costs are recognized (e.g., as hours are flown).

Passenger and Ground Handling Revenues, page 56

12. Please tell us and revise to disclose whether your pro-rate flying revenue is recognized gross or net of amounts paid to other carriers.

13. We note that the SkyWest Delta agreement contains a multi-year rate reset provision. Please explain this reset provision to us and tell us how you account for it.

14. We note that the ASA Delta agreement provides for the payment of incentive compensation upon satisfaction of certain performance goals. Please revise to state your policy for measuring and recognizing incentive compensation.

15. We note that you receive a one-time start-up payment for each aircraft delivered pursuant to your Midwest Services Agreement, your Delta Connection Agreement, and your United Express Agreement. Based upon your disclosure in MD&A (pages 34 and 40), it appears that i) 29 aircraft were delivered to your company during fiscal year 2007 and ii) 30 aircraft were delivered to your company during fiscal year 2006. In addition, we note that you expect an additional 28 aircraft to be delivered and placed in service prior to the first quarter of 2010. Please tell us whether the delivery of these aircraft resulted in and/or is expected to result in the recognition of revenue pursuant to your agreements with Midwest, Delta, and/ or United Express. If so, tell us and disclose both the timing and methodology applied to the recognition of revenue associated with these one-time start-up fees. In addition, tell us the basis for your accounting treatment and the amount of revenue recognized during the fiscal years ended December 31, 2007 and December 31, 2006.

(4) Commitments and Contingencies, page 65

16. Please tell us why airport station rents have been excluded from i) the table that discloses your minimum future rental payments under operating leases and ii) your contractual obligations table in MD&A. Alternatively, please revise your tables to include your minimum non-cancelable airport station rental payments.

Employees, page 67

17. Please tell us why $13.5 million in additional compensation was paid to ASA pilots in conjunction with the 2007 pilot agreement and how you accounted for this compensation.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at 202-551-3302 or Lyn Shenk at 202-551-3380 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief